UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004





                                FORM U-9C-3


                    QUARTERLY REPORT PURSUANT TO RULE 58


               For the quarterly period ended March 31, 2001





                            Northeast Utilities
                   -----------------------------------
                   (Name of registered holding company)





                   107 Selden Street, Berlin, CT 06037
                   -----------------------------------
                 (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

              John J. Roman, Vice President and Controller
                    Telephone number:  860-665-5000



                          GENERAL INSTRUCTIONS

A.  Use of Form

    1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

    2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

    3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

    4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.  Statements of Monetary Amounts and Deficits

    1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

    2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.  Formal Requirements

    This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D.  Definitions

    As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.



ITEM 1 - ORGANIZATION CHART

------------------------------------------------------------------------------
Instructions
-----------------
1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

------------------------------------------------------------------------------


                                                     Percentage                       Activities
                  Energy                             of Voting                        reported
Name of           or Gas  Date of      State of      Securities        Nature of      during the
Reporting Co.     Related Organization Organization  Held              Business       period
----------------- ------- ------------ ------------- ----------------- -------------- ----------
NU                Holding 1/4/99       Connecticut   100% by           Unregulated       (A)
Enterprises, Inc.                                    Northeast         businesses
                                                     Utilities         holding
                                                                       company


Select            Energy  9/26/96      Connecticut   100% by           Invest in         (B)
Energy, Inc.                                         NU                energy-related
                                                     Enterprises, Inc. activities


Select            Energy  3/17/99      Connecticut   100% by           Invest in         (C)
Energy                                               NU                energy-related
Portland                                             Enterprises, Inc. activities
Pipeline, Inc.


Northeast         Energy  1/4/99       Connecticut   100% by           Invest in         (D)
Generation                                           NU                energy-related
Services                                             Enterprises, Inc. activities
Company


HEC Inc.          Energy  6/19/90      Massachusetts 100% by           Invest in         (E)
                                                     NU                energy-related
                                                     Enterprises, Inc. activities

Reeds Ferry       Energy  7/15/64      New           100% by           Invest in         (F)
Supply Co., Inc.                       Hampshire     HEC Inc.          energy-related
                                                                       activities

HEC/Tobyhanna     Energy  9/28/99      Massachusetts 100% by           Invest in         (G)
Energy Project,                                      HEC Inc.          energy-related
Inc.                                                                   activities


Select Energy     Energy  10/12/94     Massachusetts 100% by           Invest in         (H)
Contracting, Inc.                                    HEC Inc.          energy-related
                                                                       activities


Yankee Energy     Holding 2/15/00      Connecticut   100% by           Public            (I)
System Inc.                                          Northeast         Utility
                                                     Utilities         Holding
                                                                       Company

Yankee Energy     Energy  7/2/93       Connecticut   100% by           Invest in         (J)
Services Company                                     Yankee Energy     energy-related
                                                     System Inc.       activities

Housatonic        Energy  10/16/87     Connecticut   100% by           Invest in         (K)
Corporation                                          Yankee Energy     energy-related
                                                     System Inc.       activities

* Southbridge     Energy  12/29/97     Delaware      95% by            Operate and       (L)
Power &                                              Yankee Energy     maintain a
Thermal, LLC                                         Services Company  cogeneration
                                                     5% by             facility
                                                     Housatonic
                                                     Corporation

R. M.             Energy  11/22/94     Connecticut   100% by           Invest in         (M)
Services, Inc.                                       Yankee Energy     energy-related
                                                     System Inc.       activities

Acumentrics       Energy  09/13/00     Massachusetts 5% by             Invest in         (N)
Corporation                                          NU                energy-related
                                                     Enterprises, Inc. activities

ERI/HEC           Energy  09/30/00     Delaware      50% by            Invest in         (O)
EFA-Med, LLC                                         HEC Inc.          energy-related
                                                                       activities

E. S. BOULOS      Energy  01/19/01     Connecticut   100% by           Invest in         (P)
COMPANY                                              Northeast         energy-related
(New)                                                Generation        activities
                                                     Services Company

NGS MECHANICAL    Energy  01/24/01     Connecticut   100% by           Provide           (Q)
COMPANY                                              Northeast         mechanical
(New)                                                Generation        construction
                                                     Services Company  and maintenance
                                                                       services

HEC/CJTS ENERGY   Energy  03/02/01     Delaware      100% by           Facilitate        (R)
CENTER LLC                                           HEC Inc.          construction
(New)                                                                  financing

*  Sold in June 2000.

(A) NU Enterprises, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) provides both wholesale and retail energy services. Select Energy participates in open-access retail electricity markets in New England, New York and the Mid-Atlantic regions. Select Energy markets electricity, natural gas, oil, and energy-related products and services in order to enhance its core electricity service and customer relationships. Select Energy is a licensed retail electricity supplier in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, and Rhode Island. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired a 5% interest in Portland Natural Gas Transmission System partnership in March 1999.

(D) Effective January 4, 1999, Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for large industrial, institutional and power generation customers throughout the 11-state Northeast area. NGS' current business segments focus on providing turnkey Manage and Operate Services
     (MOS) and also a full range of Industrial Services (IS) and Consulting Services (CS).

     MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the IS platform, its offerings include mechanical and electrical construction and maintenance services, as well as environmental maintenance/compliance services. Within the CS platform, the product and service offerings include engineering and environmental consulting services, with an emphasis on power plant system design.

(E) HEC Inc. is not the "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(F) Reed's Ferry Supply Corporation was purchased by HEC Inc. in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting Inc.

(G) Effective September 30, 1999, HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract (ESPC) project at the Tobyhanna Army Depot.

(H) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installing of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(I) Yankee Energy System Inc. is not the "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(J) Yankee Energy Services Company (YESCO) provides a wide range of energy-related services for its customers. YESCO Controls division provides comprehensive building automation with engineering, installation and maintenance of building control systems. YESCO Power division also provided expertise related to the production of thermal and/or electric power.

(K) Housatonic Corporation is not a "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(L) Southbridge Power & Thermal, LLC is a single purpose limited liability company formed to operate and manage facilities at the Southbridge Business Center located in Southbridge, MA., which provides electricity, thermal, compressed air, heated, and wash-water to tenants at the center. These utilities are included in the leases of tenants at the center.

(M) R. M. Services, Inc. provides consumer collection services for companies throughout the United States.

(N) Acumentrics Corporation develops, manufactures and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(O) ERI/HEC EFA-Med, LLC is a Delaware limited liability company that was formed by HEC Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. The LLC will designate either ERI or HEC to perform each of the Delivery Orders. The LLC will also act as the conduit for any project-related financing. ERI Services, Inc. and HEC Inc. each own 50% of the LLC.

(P) E. S. Boulos Company (Boulos) is a Connecticut corporation that was formed by NGS to acquire the assets of electrical construction companies located in Maine. Boulos is registered to do business initially in Maine, Massachusetts, New Hampshire, and Vermont. NGS owns 100% of the corporation.

(Q) NGS Mechanical Company (NGSM) is a Connecticut corporation that was formed by NGS to perform mechanical construction and maintenance services to customers contracted with to provide such services. NGSM is registered to do business initially in Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York. NGS owns 100% of the corporation.

(R) HEC/CJTS Energy Center LLC (HEC/CJTS) is a Delaware limited liability company that was formed by HEC Inc. to facilitate the financing of HEC's construction of the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS will not have any employees nor will it conduct any other activities other than those related to accepting the assignment of the lease. HEC Inc. owns 100% of the LLC.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-------------------------------------------------------------------------------

                                                           Person
Company        Type of      Principal                      to Whom    Collateral Consideration Company      Amount of
Issuing        Security     Amount of     Issue or Cost of Security   Given With Received for  Contributing Capital
Security       Issued       Security      Renewal  Capital Was Issued Security   Each Security Capital      Contribution
-------------- ------------ ------------- -------- ------- ---------- ---------- ------------- ------------ ------------
                                                                                               NU
Select                                                                                         Enterprises,
Energy, Inc.       N/A           N/A        N/A      N/A      N/A        N/A          N/A      Inc.         $29,400,000

               Advance                                     NU
Select         from                                        Enterprises,
Energy, Inc.   Parent       ($29,400,000)  Issue    None   Inc.          None        None          N/A          N/A

Select
Energy
Portland
Pipeline, Inc. No transactions this quarter.

Northeast
Generation
Services
Company        No transactions this quarter.

Select Energy
Contracting,
Inc.           No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.           No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.  No transactions this quarter.

Yankee Energy
Services
Company        No transactions this quarter.

Southbridge
Power &
Thermal, LLC   No transactions this quarter.

R.M.
Services, Inc. No transactions this quarter.


Acumentrics
Corporation    No transactions this quarter.

ERI/HEC
EFA-Med, LLC   No transactions this quarter.

                                                           Northeast
                                                           Generation
E.S. Boulos       Common                                   Services
Company           Stock             $100   Issue     N/A   Company       N/A       $7,538,649      N/A          N/A

                                                           Northeast
                                                           Generation
NGS Mechanical    Common                                   Services
Company           Stock               $0   Issue     N/A   Company       N/A          $10,000      N/A          N/A

HEC/CJTS
Energy
Center LLC     No transactions this quarter.



ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                  March 31, 2001
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast               Select
Generation              Energy, Inc.        Electrical and
Services                                    Mechanical services                $   15
Company                                                             ==================

Northeast               Northeast
Generation              Nuclear Energy      Electrical and
Services                Company             Mechanical services                $3,596
Company                                                             ==================

Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical services                $    2
                                                                    ==================
Northeast               Public Service
Generation              Company of          Electrical and
Services                New Hampshire       Mechanical services                $  263
Company                                                             ==================

Northeast               Holyoke Water
Generation              Power Company       Electrical and
Services                                    Mechanical services                $3,864
Company                                                             ==================

Northeast               Northeast
Generation              Generation          Electrical and
Services                Company             Mechanical services                $3,735
Company                                                             ==================

                                            Wholesale
Reeds Ferry             Select Energy       Purchasing
Supply Co., Inc.        Contracting, Inc.   Services                           $  266
                                                                    ==================
                                            Phone Center
R. M. Services, Inc.    Yankee Gas          Management
                        Services Company    Services                           $  519
                                                                    ==================
Northeast               North Atlantic
Generation              Energy Service      Electrical and
Services                Corporation         Mechanical services                $   14
Company                                                             ==================

Northeast
Generation              Yankee Gas          Electrical and
Services                Services Company    Engineering services               $    5
Company                                                             ==================

Northeast
Generation              Yankee Energy       Electrical and
Services                Service Company     Mechanical services                $   44
Company                                                             ==================

Northeast               Northeast
Generation              Utilities
Services                Service             Electrical and
Company                 Corporation         Mechanical services                $    8
                                                                    ==================

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                       Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                  March 31, 2001
----------------------- ------------------- --------------          ------------------
                                                                       (Thousands)
Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous                      $    6
                                                                    ==================

HEC Inc.                Select              Engineering Services
                        Energy, Inc.                                           $   80
                                                                    ==================

* 'Total Amount Billed' is direct costs only.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------
                                                  (Thousands of Dollars)

Total consolidated capitalization as of 03/31/01  $7,477,254            line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                        1,121,588            line 2

Greater of $50 million or line 2                             $1,121,588 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                              $623,828
   Select Energy Portland Pipeline, Inc.              21,146
   Northeast Generation Services Company              24,010
   Select Energy Contracting, Inc.                    25,387
   Reeds Ferry Supply Co., Inc.                            7
   HEC/Tobyhanna Energy Project, Inc.                   -
   Yankee Energy Services Company                      7,882
   Southbridge Power & Thermal, LLC                       12
   R. M. Services, Inc.                               12,998
   E. S. Boulos Company                                7,539
   NGS Mechanical Company                                 10
   Acumentrics Corporation                            10,000
   ERI/HEC EFA-Med, LLC                                    1
   HEC/CJTS Energy Center LLC                           -
                                                  -----------
   Total current aggregate investment                           732,820 line 4
                                                             -----------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                              $388,768 line 5
                                                             ===========


ITEM 5 - OTHER INVESTMENTS

------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line       Other            Other
of Energy-       Investment       Investment
Related          in Last          in This          Reason for Difference
Business         U-9C-3 Report    U-9C-3 Report    in Other Investment
-------------    -------------    -------------    ------------------------

NONE




ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
------------

A. Financial Statements

1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

   Select Energy Portland Pipeline, Inc.:
     Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

   Northeast Generation Services Company:
     Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

   Select Energy Contracting, Inc.:
   Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

   Reeds Ferry Supply Co., Inc.:
     Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

   HEC/Tobyhanna Energy Project, Inc.:
     Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

   Yankee Energy Services Company:
     Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

   Southbridge Power & Thermal, LLC:
     Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

   R. M. Services, Inc.:
     Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

   ERI/HEC EFA-Med, LLC:
     Not Available as of March 31, 2001

   E. S. Boulos Company:
     Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

   NGS Mechanical Company:
     Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

   HEC/CJTS Energy Center LLC:
     Not Available as of March 31, 2001

   Northeast Utilities (PARENT):
     Balance Sheet - As of March 31, 2001
     Income Statement-Three months ended March 31, 2001

B. Exhibits

Exhibit No.    Description
-----------    -----------
6.B.2.1        The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                                March 31,
                                                                  2001
                                                             --------------
                                                               (Thousands
                                                               of Dollars)
ASSETS
------
Current Assets:
  Cash                                                       $       1,826
  Accounts receivable, including unbilled
    revenues, net                                                  164,875
  Accounts receivable from affiliated companies                    119,374
  Taxes receivable                                                  21,077
  Special deposits                                                   2,498
  Unrealized gains on mark-to-market transactions                   57,988
  Prepaid wholesale power purchases                                 16,302
  Prepayments and other                                              8,653
                                                             -------------
    Total current assets                                           392,593
                                                             -------------

Deferred Charges:
  Intangibles, net                                                  21,369
  Other                                                             30,006
                                                             -------------
    Total deferred charges                                          51,375
                                                             -------------
Long-Lived Assets:
  Software                                                           9,921
  Other                                                              1,060
                                                             -------------
                                                                    10,981
   Less:  Accumulated provision for depreciation                     2,251
                                                             -------------
                                                                     8,730
  Capital additions in progress                                        231
                                                             -------------
    Total long-lived assets                                          8,961
                                                             -------------
    Total Assets                                             $     452,929
                                                             =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                               March 31,
                                                                  2001
                                                             --------------
                                                               (Thousands
                                                               of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                      $     172,200
  Accounts payable                                                 190,751
  Accounts payable to affiliated companies                          50,738
  Accrued taxes                                                      2,373
  Other                                                             28,636
                                                             -------------
    Total current liabilities                                      444,698
                                                             -------------

Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                                         -
  Capital surplus, paid in                                         119,176
  Retained deficit                                                (110,945)
                                                             --------------
    Total stockholders' equity                                       8,231
                                                             --------------
    Total Liabilities and Stockholders' Equity               $     452,929
                                                             ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.






SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)




                                                            Three Months
                                                               Ended
                                                             March 31,
                                                                2001
                                                           --------------
                                                             (Thousands
                                                             of Dollars)

Operating Revenues                                           $     596,744
                                                             -------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                                              598,543
  Depreciation                                                       1,192
  Other                                                             14,619
  Taxes other than income taxes                                      3,765
                                                             -------------
     Total operating expenses                                      618,119
                                                             -------------
Operating Loss                                                     (21,375)
                                                             -------------
Other Income                                                           241
                                                             -------------
Interest and financing costs                                         2,461
                                                             -------------
     Loss before income taxes                                      (23,595)
                                                             -------------
Income Tax Benefit:
  Federal and state income taxes, net                                9,319
                                                             -------------
     Loss before cumulative effect
      of accounting change                                         (14,276)
                                                             -------------
Cumulative effect of accounting change,
  net of tax benefit of $14,611                                    (21,985)
                                                             -------------
Net Loss                                                     $     (36,261)
                                                             =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY PORTLAND PIPELINE, INC.
BALANCE SHEET
(Unaudited)




                                                                March 31,
                                                                  2001
                                                            --------------
                                                               (Thousands
                                                               of Dollars)
ASSETS
------
Current Assets:
  Cash                                                       $         352
  Taxes receivable                                                     151
                                                             -------------
    Total current assets                                               503
                                                             -------------
Investments:
  Other investments                                                  3,268
                                                             -------------
    Total investments                                                3,268
                                                             -------------
Deferred Charges:
  Accumulated deferred income taxes                                  1,613
                                                             -------------
    Total deferred charges                                           1,613
                                                             -------------
    Total Assets                                             $       5,384
                                                             =============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable to affiliated companies                   $           1
                                                             -------------
    Total current liabilities                                            1
                                                             -------------
Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                                         -
  Capital surplus, paid in                                           9,257
  Retained deficit                                                  (3,874)
                                                             -------------
    Total stockholders' equity                                       5,383
                                                             -------------
    Total Liabilities and Stockholders' Equity               $       5,384
                                                             =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY PORTLAND PIPELINE, INC.
INCOME STATEMENT
(Unaudited)



                                                             Three Months
                                                                 Ended
                                                                March 31,
                                                                  2001
                                                             --------------
                                                               (Thousands
                                                               of Dollars)

Operating Revenues                                           $         -
                                                             -------------

Operating Expenses:
  Operation                                                            3
                                                             -------------
       Total operating expenses                                        3
                                                             -------------

Operating Loss Before Income Taxes                                    (3)
                                                             -------------
Income Tax Expense:
  Federal and state income taxes, net                                  -
                                                             -------------

Net Loss                                                     $        (3)
                                                             =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                                March 31,
                                                                  2001
                                                             --------------
                                                               (Thousands
                                                               of Dollars)
ASSETS
------
Current Assets:
  Cash                                                       $       1,074
  Accounts receivable                                               18,482
  Accounts receivable from affiliated companies                      3,948
  Fuel, materials and supplies, at average cost                        376
  Prepayments and other                                              1,292
                                                             -------------
    Total current assets                                            25,172
                                                             -------------

Other Investments:
  Other investments, at cost                                             7
                                                             -------------
    Total other investments                                              7
                                                             -------------

Deferred Charges:
  Other                                                              6,078
                                                             -------------
    Total deferred charges                                           6,078
                                                             -------------

Long-Lived Assets:
  Other                                                              2,933
                                                             -------------
                                                                     2,933
   Less:  Accumulated provision for depreciation                     1,210
                                                             -------------
                                                                     1,723
  Capital additions in progress                                        340
                                                             -------------
    Total long-lived assets                                          2,063
                                                             -------------

    Total Assets                                             $      33,320
                                                             =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)



                                                              March 31,
                                                                 2001
                                                           --------------
                                                             (Thousands
                                                             of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                      $      12,100
  Accounts payable                                                   3,692
  Accounts payable to affiliated companies                           4,795
  Accrued taxes                                                      1,789
  Other                                                                225
                                                             -------------
    Total current liabilities                                       22,601
                                                             -------------

Deferred Credits:
  Other                                                              1,453
                                                             -------------
    Total deferred credits                                           1,453
                                                             -------------

Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                                         -
  Capital surplus, paid in                                           9,510
  Retained deficit                                                    (244)
                                                             -------------
    Total stockholders' equity                                       9,266
                                                             -------------

    Total Liabilities and Stockholders' Equity               $      33,320
                                                             =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                                             Three Months
                                                                 Ended
                                                               March 31,
                                                                 2001
                                                            --------------
                                                              (Thousands
                                                               of Dollars)

Operating Revenues                                           $      25,428
                                                             -------------

Operating Expenses:
  Operation                                                         13,709
  Maintenance                                                       10,463
  Depreciation                                                          92
  Taxes other than income taxes                                        261
                                                             -------------
       Total operating expenses                                     24,525
                                                             -------------

Operating Income                                                       903
                                                             -------------

Other Income                                                           364
                                                             -------------

Interest and financing costs                                           149
                                                             -------------

Net Income                                                   $       1,118
                                                             =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)


                                                               March 31,
                                                                 2001
                                                            --------------
                                                             (Thousands
                                                              of Dollars)
ASSETS
------
Current Assets:
  Cash                                                       $         278
  Accounts receivable                                                9,890
  Other material and supplies                                          522
  Prepayments and other                                                181
                                                             -------------
    Total current assets                                            10,871
                                                             -------------

Long-Lived Assets:
  Other                                                             22,404
                                                             -------------
                                                                    22,404
    Less:  Accumulated provision for depreciation                    2,332
                                                             -------------

    Total long-lived assets                                         20,072
                                                             -------------
       Total Assets                                          $      30,943
                                                             =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                                 March 31,
                                                                   2001
                                                              --------------
                                                               (Thousands
                                                                of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                           $       4,487
  Accounts payable to affiliated companies                           9,634
  Accrued taxes                                                        647
                                                             -------------
    Total current liabilities                                       14,768
                                                             -------------

Long-Term Liabilities:
  Deferred taxes                                                       160
  Other                                                              1,079
                                                             -------------
    Total long-term liabilities                                      1,239
                                                             -------------

Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                                         -
  Capital surplus, paid in                                          14,910
  Retained earnings                                                     26
                                                             -------------
    Total stockholders' equity                                      14,936
                                                             -------------

    Total Liabilities and Stockholders' Equity               $      30,943
                                                             =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)


                                                             Three Months
                                                                 Ended
                                                               March 31,
                                                                  2001
                                                            --------------
                                                              (Thousands
                                                              of Dollars)

Operating Revenues                                           $      12,663
                                                             -------------
Operating Expenses:
  Operation                                                         11,320
  Maintenance                                                          162
  Depreciation                                                         500
  Taxes other than income taxes                                        197
                                                             -------------
       Total operating expenses                                     12,179
                                                             -------------
Operating Income                                                       484
                                                             -------------

Other Income                                                            19
                                                             -------------

Interest and financing costs                                           211
                                                             -------------

      Income before income taxes                                       292
                                                             -------------
Income Tax Expense:
  Federal and state income taxes, net                                  124
                                                             -------------

Net Income                                                   $         168
                                                             =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)



                                                                March 31,
                                                                  2001
                                                             --------------
                                                              (Thousands
                                                              of Dollars)
ASSETS
------
Current Assets:
  Cash                                                       $           7
  Accounts receivable                                                  131
                                                             -------------
    Total current assets                                               138
                                                             -------------

Long-Lived Assets:
  Organization costs, net                                             262
                                                            -------------
    Total long-lived assets                                           262
                                                            -------------

    Total Assets                                            $         400
                                                            =============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                         $         131
  Accounts payable to affiliated companies                           295
                                                           -------------
    Total current liabilities                                        426
                                                           -------------

Stockholders' Equity:
  Common stock, $0 par value - authorized
   and outstanding 100 shares                                          4
  Capital surplus, paid in                                             3
  Retained deficit                                                   (33)
                                                           -------------
    Total stockholders' equity                                       (26)
                                                           -------------

    Total Liabilities and Stockholders' Equity             $         400
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)




                                                        Three Months
                                                           Ended
                                                          March 31,
                                                            2001
                                                       --------------
                                                        (Thousands
                                                        of Dollars)

Operating Revenues                                     $         266
                                                       -------------

Operating Expenses:
  Other                                                          266
  Amortization                                                     5
                                                       -------------
       Total operating expenses                                  271
                                                       -------------

Operating Loss                                                    (5)
                                                       -------------

Net Loss                                               $          (5)
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)



                                                          March 31,
                                                            2001
                                                      --------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------
Current Assets:
  Cash                                                 $       1,742
  Accounts receivable                                            417
                                                       -------------
    Total current assets                                       2,159
                                                       -------------
Long-Lived Assets:
  Other                                                          714
                                                       -------------
                                                                 714
    Less: Accumulated provision for depreciation                  49
                                                       -------------
                                                                 665
 Contracts receivable                                         27,474
                                                       -------------
    Total long-lived assets                                   28,139
                                                       -------------

    Total Assets                                       $      30,298
                                                       =============


CAPITALIZATION AND LIABILITIES
------------------------------------
Capitalization:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                          $        -
  Retained earnings                                              210
                                                       -------------
    Total common stockholder's equity                            210
  Long-term debt                                              26,446
                                                       -------------
    Total capitalization                                      26,656
                                                       -------------
Current Liabilities:
  Accounts payable to affiliated companies                     3,389
  Accrued interest                                               252
  Accrued taxes                                                    1
                                                       -------------
    Total current liabilities                                  3,642
                                                       -------------
    Total Capitalization and Liabilities               $      30,298
                                                       =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)



                                                       Three Months
                                                          Ended
                                                        March 31,
                                                           2001
                                                      --------------
                                                        (Thousands
                                                        of Dollars)

Other Income                                           $         545
                                                       -------------

Interest and Financing Costs                                     513
                                                       -------------

Income Tax Expense                                                 5
                                                       -------------

Net Income                                             $          27
                                                       =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                           March 31,
                                                             2001
                                                        --------------
                                                          (Thousands
                                                          of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property, at cost                         $       4,766
  Investment in subsidiary company, at equity                      2
                                                       -------------
    Total other property and investments                       4,768
                                                       -------------

Current Assets:
  Accounts receivable from affiliated companies                  750
  Taxes receivable                                             1,674
  Fuel, materials and supplies, at average cost                  210
  Prepayments and other                                          126
                                                       -------------
    Total current assets                                       2,760
                                                       -------------

Deferred Charges:
  Accumulated deferred income taxes                            1,298
  Goodwill                                                       418
  Miscellaneous work in progress                              13,945
  Other                                                          550
                                                       -------------
    Total deferred charges                                    16,211
                                                       -------------


    Total Assets                                       $      23,739
                                                       =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                            2001
                                                       --------------
                                                          (Thousands
                                                         of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to banks                               $          30
  Notes payable to affiliated companies                       16,407
  Accounts payable                                                81
  Accounts payable to affiliated companies                       528
  Other                                                          158
                                                       -------------
     Total current liablilities                               17,204
                                                       -------------

Deferred Credits:
  Other                                                          252
                                                       -------------
    Total deferred credits                                       252
                                                       -------------

Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                           1
  Capital surplus, paid in                                     7,881
  Retained deficit                                            (1,599)
                                                       -------------
    Total stockholders' equity                                 6,283
                                                       -------------


    Total Liabilities and Stockholders' Equity         $      23,739
                                                       =============


 Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                                        Three Months
                                                            Ended
                                                          March 31,
                                                            2001
                                                       --------------
                                                         (Thousands
                                                         of Dollars)

Operating Revenues                                     $         118
                                                       -------------


Operating Expenses:
  Other                                                          201
  Depreciation                                                   121
                                                       -------------
       Total operating expenses                                  322
                                                       -------------


Operating Loss                                                  (204)
                                                       -------------


Interest and financing costs                                     208
                                                       -------------


Net Loss                                               $        (412)
                                                       =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SOUTHBRIDGE POWER & THERMAL, LLC
BALANCE SHEET
(Unaudited)




                                                          March 31,
                                                            2001
                                                       --------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable                                  $         125
  Accounts receivable from affiliated companies                   52
                                                       -------------
    Total current assets                                         177
                                                       -------------


    Total Assets                                       $         177
                                                       =============


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                $         400
  Accounts payable to affiliated companies                       724
  Other                                                            1
                                                       -------------
    Total current liabilities                                  1,125
                                                       -------------

Stockholders' Equity:
  Common stock, $0 par value - authorized
   and outstanding 200 shares                                     10
  Capital surplus, paid in                                         2
  Retained deficit                                              (960)
                                                       -------------
    Total stockholders' equity                                  (948)
                                                       -------------

    Total Liabilities and Stockholders' Equity         $         177
                                                       =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




SOUTHBRIDGE POWER & THERMAL, LLC
INCOME STATEMENT
(Unaudited)


                                                        Three Months
                                                           Ended
                                                          March 31,
                                                            2001
                                                      --------------
                                                       (Thousands
                                                       of Dollars)

Operating Revenues                                     $        -
                                                       -------------

Operating Expenses:
  Other                                                         568
                                                       -------------
       Total operating expenses                                 568
                                                       -------------

Operating Loss                                                 (568)
                                                       -------------

Other Income                                                    -
                                                       -------------

Interest and financing costs                                      5
                                                       -------------

       Loss before income taxes                                (573)
                                                       -------------
Income Tax Expense:
  Federal and state income taxes, net                           -
                                                       -------------

Net Loss                                               $        (573)
                                                       =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




R. M. SERVICES, INC.
BALANCE SHEET
(Unaudited)




                                                          March 31,
                                                            2001
                                                       --------------
                                                         (Thousands
                                                          of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property, at cost                          $       4,707
                                                        -------------
    Total other property and investments                        4,707
                                                        -------------

Current Assets:
  Cash                                                            668
  Accounts receivable                                             626
  Accounts receivable from affiliated companies                   173
  Taxes receivable                                                 42
                                                        -------------
    Total current assets                                        1,509
                                                        -------------

Deferred Charges:
  Accumulated deferred income taxes                                55
  Goodwill                                                      7,646
  Prepaid pension                                                 339
                                                        -------------
    Total deferred charges                                      8,040
                                                        -------------

    Total Assets                                        $      14,256
                                                        =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



R. M. SERVICES, INC.
BALANCE SHEET
(Unaudited)



                                                          March 31,
                                                            2001
                                                       --------------
                                                         (Thousands
                                                         of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                 $       3,700
  Accounts payable to affiliated companies                        916
  Other                                                           107
                                                        -------------
    Total current liabilities                                   4,723
                                                        -------------

Deferred Credits:
  Other                                                           337
                                                        -------------
    Total deferred credits                                        337
                                                        -------------

Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                            1
  Capital surplus, paid in                                      9,297
  Retained earnings                                              (102)
                                                        -------------
    Total stockholders' equity                                  9,196
                                                        -------------

    Total Liabilities and Stockholders' Equity          $      14,256
                                                        =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




R. M. SERVICES, INC.
INCOME STATEMENT
(Unaudited)



                                                        Three Months
                                                            Ended
                                                          March 31,
                                                            2001
                                                       --------------
                                                         (Thousands
                                                         of Dollars)

Operating Revenues                                      $       1,583
                                                        -------------
Operating Expenses:
  Other                                                         1,356
  Depreciation                                                    361
  Taxes other than income taxes                                    26
                                                        -------------
       Total operating expenses                                 1,743
                                                        -------------

Operating Loss                                                   (160)
                                                        -------------

Other Income                                                        8
                                                        -------------

Interest and financing costs                                       43
                                                        -------------

       Loss before income taxes                                  (195)
                                                        -------------

Income Tax Benefit:
  Federal and state income taxes, net                             (34)
                                                        -------------

Net Loss                                                $        (161)
                                                        =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E. S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                            March 31,
                                                              2001
                                                        --------------
                                                           (Thousands
                                                           of Dollars)
ASSETS
------
Current Assets:
  Cash                                                  $         856
  Accounts receivable                                           7,783
  Taxes receivable                                                  4
  Materials and supplies, at average cost                          107
  Prepayments and other                                            500
                                                         -------------
    Total current assets                                         9,250
                                                         -------------

Other Investments:
  Other investments, at cost                                         7
                                                         -------------
    Total other investments                                          7
                                                         -------------

Deferred Charges:
  Other                                                          5,686
                                                         -------------
    Total deferred charges                                       5,686
                                                         -------------

Long-Lived Assets:
  Other                                                            366
                                                         -------------
                                                                   366
   Less:  Accumulated provision for depreciation                    17
                                                         -------------
    Total long-lived assets                                        349
                                                         -------------


    Total Assets                                         $      15,292
                                                         =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                                2001
                                                           --------------
                                                             (Thousands
                                                             of Dollars)
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                      $       2,872
  Other                                                         3,110
                                                        -------------
    Total current liabilities                                   5,982
                                                        -------------

Deferred Credits:
  Other                                                         1,227
                                                        -------------
    Total deferred credits                                      1,227
                                                        -------------

Stockholder's Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                                    -
  Capital surplus, paid in                                      7,539
  Retained earnings                                               544
                                                        -------------
    Total stockholder's equity                                  8,083
                                                        -------------
    Total Liabilities and Stockholder's Equity          $      15,292
                                                        =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E. S. BOULOS COMPANY
INCOME STATEMENT
(Unaudited)



                                                        Three Months
                                                           Ended
                                                          March 31,
                                                             2001
                                                       --------------
                                                         (Thousands
                                                         of Dollars)

Operating Revenues                                      $       6,950
                                                        -------------

Operating Expenses:

  Operation                                                     6,603
  Depreciation                                                     72
                                                        -------------
       Total operating expenses                                 6,675
                                                        -------------


Operating Income                                                  275
                                                        -------------

Other Income                                                      269
                                                        -------------

       Income before income taxes                                 544
                                                        -------------

Income Tax Expense:
  Federal and state income taxes, net                            -
                                                        -------------

Net Income                                              $         544
                                                        =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


NGS MECHANICAL COMPANY
BALANCE SHEET
(Unaudited)


                                                           March 31,
                                                             2001
                                                       --------------
                                                          (Thousands
                                                          of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable from affiliated companies         $          10
                                                        -------------
    Total current assets                                           10
                                                        -------------


    Total Assets                                        $          10
                                                        =============


LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Accounts payable to affiliated companies              $           1
                                                        -------------
    Total current liabilities                                       1
                                                        -------------

Stockholder's Equity:
  Common stock, $0 par value - authorized
   and outstanding 100 shares                                     -
  Capital surplus, paid in                                         10
  Retained deficit                                                 (1)
                                                        -------------
    Total stockholder's equity                                      9
                                                        -------------

    Total Liabilities and Stockholder's Equity          $          10
                                                        =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL COMPANY
INCOME STATEMENT
(Unaudited)


                                                        Three Months
                                                            Ended
                                                         March 31,
                                                            2001
                                                       --------------
                                                        (Thousands
                                                         of Dollars)

Operating Revenues                                      $         -
                                                        -------------

Operating Expenses:
  Other                                                           1
                                                        -------------
       Total operating expenses                                   1
                                                        -------------

Operating Loss Before Income Taxes                               (1)
                                                        -------------
Income Tax Expense:
  Federal and state income taxes, net                             -
                                                        -------------

Net Loss                                                $        (1)
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                            March 31,
                                                              2001
                                                         --------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity........ $   2,737,935
  Investments in transmission companies, at equity......        15,000
  Other, at cost........................................            14
                                                         --------------
                                                             2,752,949
                                                         --------------

Current Assets:
  Cash..................................................           138
  Notes receivable from affiliated companies............       138,900
  Notes and accounts receivable.........................           607
  Accounts receivable from affiliated companies.........       150,379
  Prepayments...........................................         3,111
                                                         --------------
                                                               293,135
                                                         --------------

Deferred Charges:
  Unamortized debt expense..............................           181
  Other.................................................           328
                                                         --------------
                                                                   509
                                                         --------------

      Total Assets...................................... $   3,046,593
                                                         ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                           March 31,
                                                             2001
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value - Authorized
   225,000,000 shares; 148,807,333 shares issued and
   143,978,260 shares outstanding...................... $     744,037
  Capital surplus, paid in.............................     1,086,918
  Deferred contribution plan - employee stock
   ownership plan......................................      (111,264)
  Retained earnings....................................       593,646
  Accumulated other comprehensive income...............         5,745
                                                        --------------
    Total common shareholders' equity..................     2,319,082
  Long-term debt.......................................       373,342
                                                        --------------

         Total capitalization..........................     2,692,424
                                                        --------------

Current Liabilities:
  Notes payable to banks...............................       228,000
  Accounts payable.....................................            41
  Accounts payable to affiliated companies.............         1,622
  Payable to Millstone 3 joint owners..................        43,443
  Long-term debt - current portion.....................        21,000
  Accrued taxes........................................        44,894
  Accrued interest.....................................         8,755
  Other................................................            22
                                                        --------------
                                                              347,777
                                                        --------------
Accumulated deferred income taxes......................         5,026
Other deferred credits.................................         1,366
                                                        --------------
                                                                6,392
                                                        --------------

      Total Capitalization and Liabilities............. $   3,046,593
                                                        ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
(Unaudited)

                                                       Three Months
                                                          Ended
                                                         March 31,
                                                           2001
                                                      --------------
                                                       (Thousands
                                                       of Dollars)

Operating Revenues..................................  $        -
                                                      --------------
Operating Expenses:
  Operation expense.................................          1,692
  Federal and state income taxes....................         (7,924)
  Taxes other than income taxes.....................             22
                                                      --------------
       Total operating expenses.....................         (6,210)
                                                      --------------

Operating Loss......................................          6,210
                                                      --------------
Other Income/(Loss):
  Equity in earnings of subsidiaries................         64,857
  Equity in earnings of transmission companies......            596
  Gain related to Millstone sale....................        146,844
  Loss on share repurchase contracts................        (43,443)
  Other, net........................................          1,746
  Income taxes......................................        (52,507)
                                                      --------------
       Other income, net............................        118,093
                                                      --------------

       Income before interest charges...............        124,303
                                                      --------------
Interest Charges:
  Interest on long-term debt........................          4,494
  Other interest....................................          7,646
                                                      --------------
        Interest charges............................         12,140
                                                      --------------
Net Income for Common Shares........................  $     112,163
                                                      ==============

Basic and Diluted Earnings per Common Share.........  $        0.78
                                                      ==============
Basic Common Shares Outstanding (average)...........    143,912,698
                                                      ==============
Diluted Common Shares Outstanding (average).........    144,314,339
                                                      ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.




                            Northeast Utilities
                            Select Energy, Inc.
                   Select Energy Portland Pipeline, Inc.
          Northeast Generation Services Company and Subsidiaries
                            E.S. Boulos Company
                           NGS Mechanical, Inc.
                      Select Energy Contracting, Inc.
                       Reeds Ferry Supply Co., Inc.
                    HEC/Tobyhanna Energy Project, Inc.
                        HEC/CJTS Energy Center, LLC
                           ERI/HEC EFA-Med, LLC
                      Yankee Energy Services Company
                            R.M. Services, Inc.
                     Southbridge Power & Thermal, LLC
                          Acumentrics Corporation


Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (NU system). The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut
Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO). Another wholly owned subsidiary, North Atlantic Energy Corporation, sells all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company, also is engaged in the production and distribution of electric power.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

NU Enterprises, Inc. (NUEI) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's competitive energy subsidiaries. Northeast Generation Company (NGC) was formed to acquire and manage generation facilities. Select Energy, Inc. (Select Energy), Select Energy Portland Pipeline, Inc. (SEPPI), Northeast Generation Services Company and its subsidiaries (NGS), HEC Inc. and its subsidiaries (HEC), and Mode 1 Communications, Inc., engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. E.S. Boulos Company (Boulos) and NGS Mechanical, Inc. (NGS Mechanical) are wholly owned subsidiaries of NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center, LLC (HEC/CJTS) are wholly owned subsidiaries of HEC. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by HEC.

Yankee Energy System, Inc. (Yankee) maintains certain wholly owned subsidiaries including Yankee Energy Services Company (YESCO) and R. M. Services, Inc.
(R. M. Services).  In June 2000, Southbridge Power & Thermal, LLC
(Southbridge), another wholly owned subsidiary of Yankee, was sold to an unaffiliated company.

On September 26, 2000, NUEI invested $10 million in Acumentrics Corporation (Acumentrics) in return for a 5 percent ownership share of that company.

Select Energy, SEPPI, NGS, Boulos, NGS Mechanical, Select Energy
Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC, YESCO, R. M. Services, Southbridge, and Acumentrics are "energy-related companies" under Rule 58.

2.  About Select Energy

Select Energy provides both wholesale and retail energy services. Select Energy participates in open-access retail electricity markets in New
England, New York and the Mid-Atlantic regions. Select Energy markets electricity, natural gas, oil and energy-related products and services in order to enhance its core electricity service and customer relationships. Select Energy is a licensed retail electricity supplier in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New
York, Pennsylvania, and Rhode Island. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

Beginning in January 2000, Select Energy's contract with NGC, to purchase 1,289 megawatts (MW) of capacity and energy significantly reduced the load-following risk and allowed Select Energy to better manage its portfolio profitability. On January 1, 2000, Select Energy began serving one-half of CL&P's standard offer requirement for a 4-year period. Select Energy's obligation to service this load requirement was approximately 2,000 MW beginning in July 2000, when 100 percent of CL&P's customers were able to choose their electric supplier. In addition, beginning in January 2000, Select Energy assumed responsibility for serving 30 market based wholesale contracts, totaling approximately 500 MW, throughout New England with electric energy supply that was previously provided by CL&P and WMECO.

3.  About SEPPI

SEPPI was formed for the purpose of acquiring a 5 percent interest in the Portland Natural Gas Transmission System partnership. Coincident with that acquisition, Select Energy agreed to purchase capacity of 30,000 mcf/day for a 20-year term.

4.  About NGS

NGS was formed to provide management, operation and maintenance services to the electric generation market, as well as to large industrial customers in the Northeast. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

5.  About Boulos

On January 19, 2001, NGS completed the acquisition of Boulos, an electrical construction company which specializes in high voltage electrical construction and maintenance in Maine, Massachusetts and New Hampshire. Boulos is wholly owned by NGS.

6.  About NGS Mechanical

In January 2001, NGS formed a new subsidiary, NGS Mechanical, to provide mechanical services initially in the New England states. NGS Mechanical is wholly owned by NGS.

7.  About Select Energy Contracting

Select Energy Contracting, formerly known as HEC International Corporation, designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

8.  About Reeds Ferry

Reeds Ferry was acquired by HEC in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting.

9.  About HEC/Tobyhanna

Effective September 30, 1999, HEC/Tobyhanna was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

10.  About HEC/CJTS

HEC/CJTS was formed on March 2, 2001, as a special purpose entity to facilitate the financing of HEC's construction of the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS is wholly owned by HEC.

11.  About ERI/HEC

ERI/HEC was established on September 30, 2000, by HEC and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50 percent owned by HEC.

12.  About YESCO

YESCO provides a wide range of energy-related services for its customers. The YESCO controls division provides comprehensive building automation with engineering, installation and maintenance of building control systems.

13.  About R.M. Services

R. M. Services provides consumer collection services for companies throughout the United States.

14.  About Southbridge

Southbridge was formed to operate and manage facilities at the Southbridge Business Center (Center) located in Southbridge, Massachusetts and provided electrical, thermal, compressed air, and heated and wash-water services to tenants at the Center. In June 2000, Southbridge was sold to an unaffiliated company.

15.  About Acumentrics

On September 26, 2000, NUEI invested $10 million in Acumentrics in return for a 5 percent ownership share of that company. Acumentrics is a privately owned producer of advanced power generation and power protection technologies applicable to homes, telecommunications, commercial businesses, industrial facilities, and the auto industry.

16.  Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and the NU system is subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

17.  Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

18.  Market Risk And Risk Management Instruments

Select Energy provides both firm requirement energy services to its customers and performs energy trading and marketing activities. Select Energy manages its exposure to risk from existing contractual commitments and provides risk management services to its customers through forward contracts, futures, over-the-counter swap agreements, and options (commodity derivatives).

Select Energy has utilized the sensitivity analysis methodology to disclose the quantitative information for the commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes.

Commodity Price Risk - Trading Activities: As a market participant in the Northeast area of the United States, Select Energy conducts commodity-trading activities in electricity and its related products, natural gas and oil and therefore experiences net open positions. Select Energy manages these open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposure. Commodity derivatives utilized for trading purposes are accounted for using the mark-to-market method, under Emerging Issues Task Force Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities." Under this methodology, these instruments are adjusted to market value, and the unrealized gains and losses are recognized in income in the current period in the statements of income as operating expenses - other and in the balance sheets as prepayments and other. The mark-to-market position at March 31, 2001, was a positive $58 million.

Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are subject to market, based on closing exchange prices.

As of March 31, 2001, Select Energy has calculated the market price resulting from a 10 percent unfavorable change in forward market prices. That 10 percent change would result in approximately a $5 million decline in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in the sensitivity analysis above.

Commodity Price Risk - Nontrading Activities: Select Energy utilizes derivative financial and commodity instruments (derivatives), including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas sold under firm commitments with certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated supply requirements. These derivative instruments have been designated as cash flow hedging instruments by the company.

When conducting sensitivity analysis of the change in the fair value of Select Energy's electricity, natural gas and oil nontrading portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair value of the contracts are determined from models which take into account estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its nontrading electricity, natural gas and oil contracts, assuming a 10 percent unfavorable change in forward market prices. As of March 31, 2001, an unfavorable 10 percent change in forward market price would have resulted in a decrease in fair value of approximately $23 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's nontrading contracts on March 31, 2001, is not necessarily representative of the results that will be realized when these contracts go to eventual physical delivery.

Select Energy also maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2003. Select Energy has hedged its gas supply risk under these agreements through NYMEX contracts. Under these contracts, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements, which extend through 2002. As of March 31, 2001, the NYMEX contracts had a notional value of $12.8 million and a positive mark-to-market position of $0.3 million.

19.  Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.






                     QUARTERLY REPORT OF SELECT ENERGY, INC.

                                 SIGNATURE CLAUSE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                  NORTHEAST UTILITIES
                  -----------------------------
                  (Registered Holding Company)




              By: /s/ John J. Roman
                  -----------------------------
                  (Signature of Signing Officer)




                  John J. Roman
                  -----------------------------

                  Vice President and Controller
                  -----------------------------

                  Date: May 30, 2001
                  -----------------------------